Wells Fargo Utilities and High Income Fund (ERH)

CUSIP 94987E109

IMPORTANT NOTICE TO SHAREHOLDERS

February 3, 2020 – This Notice provides information about the sources of the Fund’s monthly distributions. You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Managed Distribution Plan.

The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’.

The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. Sources include net investment income (NII), short-term capital gains (ST), long-term capital gains (LT) and paid in capital. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

The following table provides an estimate of the Fund’s distribution sources, reflecting year-to-date cumulative experience through the month-end prior to the latest distribution. The Fund attributes these estimates equally to each regular distribution throughout the year. Consequently, the estimated information as of the specified month-end shown below is for the current distribution, and also represents an updated estimate for all prior months in the year.

Data as of 12/31/2019
	Current Month					Fiscal Year to Date					Current Month
		Estimated Sources of Distribution					Estimated Sources of Distribution				Estimated Percentages of Distribution
	Per Share Distribution	NII	LT Gains	ST Gains	Paid in Capital	Per Share Distribution	NII	LT Gains	ST Gains	Paid in Capital	NII	LT Gains	ST Gains	Paid in Capital
ERH	0.07949	0.00000	0.07949	0.00000	0.00000	0.39075	0.13370	0.07949	0.00000	0.17789	0.0%	100.0%	0.0%	0.0%

The following table provides information regarding distributions and total return performance over various time periods. This information is intended to help you better understand whether returns for the specified time periods were sufficient to meet distributions.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

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Data as of 12/31/2019
				Annualized		Cumulative
	Quarterly Dist	Fiscal YTD Dist	NAV	5-Year Return on NAV	Fiscal YTD Dist Rate on NAV[1]	Fiscal YTD Return on NAV	Fiscal YTD Dist Rate on NAV[1]
ERH	0.07949	0.39075	13.01	6.56%	7.17%	17.26%	2.60%

1 As a percentage of 12/31/2019 NAV

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE